INVEST IN **WHEN I WAS A HUMAN**

The Movie to Raise Your Paws for Being Yourself

PITCH VIDEO | INVESTOR PANEL



AKT
PICTURES
AKT PICTURES PRESENTS
when I was a
human
AKEMI K. TOSTO

wheniwasahuman.com Los Angeles CA

Female Founder | Entertainment | Film

LEAD INVESTOR

Hiroki Tajiri

It's been a stressful time living in our complex world these days. But I pleasantly found myself feeling better and comforted after watching this short film. Indy, the leading canine character's journey in becoming a human to reclaim his owner's love and to rediscover himself in the process has a universal and enduring theme. I am honored to have been asked to be their lead investor. Because I believe When I Was a Human: The Movie will be a timeless classic.

Invested $17,900 this round

Highlights

1. Locked in A-list Hollywood talent - A blockbuster move to minimize risks = Validation
2. Our team's worked in over 300 film/TV productions and 20+ years of industry experience.= Seasoned
3. 69 MILLION U.S. households own dogs = Dog-centric movie = a Huge Market w/Strong Revenue Potential
4. The feature screenplay debuted in the highest-rated scripts on Slated.com. = Good Story Sells
5. Based on a critically acclaimed short film in worldwide distribution = Successful Proof of Concept.
6. A Hollywood/Japan joint production = International Connections like Paramount, Netflix, Hulu & More.

Our Team

Akemi K. Tosto Executive Producer & Director

Hailed from Japan. After moving to the U.S., Akemi's been involved in over 100 films & TV productions during her 20+ years of industry experience. She's also the first filmmaker from Japan to raise capital on Wefunder for a film project successfully.

> The movie's story carries universal themes that should resonate with people anywhere in the world, serving as a poignant reminder of the power of self-discovery and finding strength in life's most transformative moments.

Tyler Condon Producer

Tyler began his career working for Discovery, Nat Geo, Animal Planet, and Comedy Central. He then joined Sneak Preview Entertainment as Director of Development - developing & co-producing features including the remake of "Valley Girl" and "The Prank."

Maho Morita Producer

Growing up as a niece of world-renowned film director, Nagisa Oshima, Maho worked on film sets but later became a film journalist. In recent years, she is a film critic of TV network shows and the programming director at the local movie theater.

Jorge Agraz Associate Producer

Jorge grew up in the United States and Europe and holds degrees in Film Studies and History from Yale University. He has worked in production on commercials and feature films and is well-versed in film, post-production and visual effects.

John Hermann Production Consultant

John is a DGA member and a film producer. He most recently produced HBO's acclaimed new documentary series "McMillions" as well as "Standing Up, Falling Down," starring Billy Crystal which premiered at the 2019 Tribeca Film Festival.

A film produced & owned by the people

Hollywood studios are stuck in a superhero spin cycle and rebaking the Star Wars franchise. Many movie goers want to

see something new and inspiring.

But, it's so hard to find something fresh and original to watch these days.

That's why we're here to solve the problem!

Our Solution: A Movie Calibrated for People Worldwide



AKT PICTURES PRESENTS
when I was a human
WRITTEN AND DIRECTED BY
AKEMI K. TOSTO

What is "When I Was A Human"("WIWAH")?

Movie based on an acclaimed short film

When I Was A Human ("WIWAH") already has a successful 'prototype,' a short film of the same name, distributed worldwide by Shorts International, *the trusted distributor for the Academy of Motion Picture and Sciences.*



When I Was a Human

© AKT Pictures LLC/When I Was a Human - short

WIWAH's universal themes connect with audiences of all ages, making it a sound investment with a proven track record.

A film where "Benji" meets "Barbie"

WIWAH combines the classic tale of the underdog 'Benji,' ensuring global appeal for audiences of all ages, with a hint of the recent global hit, 'Barbie's' playful twist on storytelling and its vibrant, bubbly visual style, creating an enchanting cinematic experience that's both familiar and delightfully unexpected.



when I was a human

🐾 Logline 🐾

After a magical twist, Indy, a once-unwanted shelter dog, transforms into a human, embarks on a quest to win back his owner's affection from her sneaky boyfriend, all while rediscovering his true self in a whimsical world that went from color-blind to vibrant cotton-candy hues.

🐾 Storyline 🐾

Indy, the unwanted pup, is running out of his time at the local pound. But he is saved by Kimmy in a nick of time, finding love and security in her family. Well, so he thought: Indy's happy days come to a screeching halt when Kimmy meets Jared, a musician with the questionable scent only Indy can detect. Feeling neglected and fearful of losing Kimmy's affection, Indy eats a Miracle Dog Biscuit granted by a mysterious fairy to be a human. Indy wakes up the next

morning from grayscale to the candy-colored world and dive into the adventure of winning back Kimmy's affection from Jared. Unravel the enchanting tale of Indy's transformation, where he learns that belonging and love comes from within.

🎉 WIWAH's Got Hollywood Stars 🎉

Based on our successful first round on Wefunder and the strong screenplay, the following amazing Hollywood stars are onboard ❗

Danny Trejo ("Spike")

Called one of the Greatest Character Actors of all time, Danny Trejo ("Machete," "Heat," "Spy Kids") plays Spike, Indy's BFF who is more than he seems and holds the key to the whimsical story of WIWAH.

Danny's incredible career adds major production value to our project.



Danny Trejo Career Summary

actor as:	Movies	Domestic Box Office	Int'l Box Office	Worldwide Box Office
Supporting	37	$1,630,057,814	$1,620,861,576	$3,250,919,390
Leading	15	$26,626,424	$19,777,324	$46,403,748
Lead Ensemble Member	18	$84,346,150	$127,950,371	$212,296,521
Cameo	3	$84,137,126	$5,339,356	$89,476,482

Source: the-number.com

Mr. Trejo's love for rescue dogs is well known in the community and was the primary reason he was one of the first cast members to sign on to the project. He brings his globally-recognized unique persona and extensive industry experience to the part of Spike.



Danny Trejo Snuggles With His Rescue Dogs
Watch later
Share
ET
Watch on YouTube

Rebecca De Mornay ("Mrs. Peacock")

Award winning and internationally renowned actress and producer Rebecca De Mornay joins the cast as Ms. Peacock. Rebecca is known for her memorable work in such iconic moves as "Risky Business," "The Hand that Rocks the Cradle", "Backdraft" and "Wedding Crashers". Her recent work has included guest appearances on "The Practice", "Law and Order" as well as "Hawaii Five-0" and "Lucifer".



yes, no, maybe - Risky Business
Watch later
Share
Watch on YouTube

Ready to Invest? Click here!🍿

Molly Quinn ("Kimmy")

There's more; Molly Quinn from the movie, "We're the Millers" and the popular TV series "Castle" has been attached to play our lovely heroine, Kimmy.



Her audition was so fantastic and emotional that it brought the director to tears!!

Adam Hagenbuch ("Jared")



Adam is known as the heartthrob "Jimmy" from the popular Netflix comedy "Fuller House."

Adam is attached to play Jared, Indy's nemesis and Kimmy's manipulative boyfriend!



Alex MacNicoll ("Craig")



Alex MacNicoll, known for his notable work in acclaimed Amazon Prime series "Transparent" and "Heart of Champions," joins our film as Kimmy's secret admirer, Craig!

With his exceptional sensibility and magnetic presence, Alex adds an electrifying energy to our project.



Johnny Jay Lee ("Indy")



Save the best for the last: Introducing Johnny Jay Lee, Hollywood's rising star, to play the lead character, Indy!! His impressive recent filmography includes standout performances in "NCIS: Los Angeles" and FX hit series "Snowfall."

Johnny's puppy-eye charms and brilliant performance as Indy are sure to grab worldwide attention!





What Do You Receive as an Investor?

💰We're offering investors 125% (135% for Early Bird investors ❗) as Principal. = Once the movie starts generating profit, you - as an investor - get paid before we do.

💰Each investor also receives their full proportional share of 50% of the movie's global net profits. Each investor is on the same equal terms.*

👉👉**Click here for more details**.

*Please refer to the Investment Terms for more details. More questions? **Let's Zoom** ❗

🎁 Perks! Perks!! Perks!!

Level 1   All Investors

- A copy of the original short film of When I Was a Human. (A link will be sent by email.)
- Access to VIP Portal with behind-the-scenes updates and exclusive content from the film set during shooting

Level 2 $500+

- A "Special Thanks" credit with your name in the end credit of the movie.
- Plus previous perks.

Level 3 $1,000+

- An invitation to an exclusive online event, Live Q&A with the director, producers, and cast (subject to availability).
- Plus previous perks.

Level 4 $5,000+

- An invitation with ONE pair of tickets (2 tickets) to the red carpet premiere and after-party in Los Angeles. (Time and date TBD. Travel & accommodation are not included.)
- Plus previous perks.

Level 5 $10,000+

- An invitation to JOIN THE PRODUCTION as an extra cast member for a filmed scene. (Travel and accommodations are not included.)
- Plus previous perks.

Level 6 $50,000+

- An invitation plus one to visit our film set while we're filming WIWAH.
- Meet & Greet with the cast (subject to availability) and crew on the set during the filming. (Travel and Accommodations are not included. Filming date/location TBD.)
- Plus previous perks.

Level 7 $100,000+

- A "Co-Producer" credit in the movie's end credits and on IMDb.

- An invitation plus one to join the cast and crew for the LUNCH PARTY ON THE SET. (Cast subject to availability. Date/location TBD. Travel and accommodations are not included.)
- TWO pairs of tickets (4 tickets) to the red carpet premiere and the seats in the VIP SECTION and the after party in Los Angeles. Time and date TBD. Travel and accommodations are not included.
- Plus previous perks.



- An invitation to the Japan Red Carpet Premiere event with a roundtrip AIR TICKET TO JAPAN. (Date/location TBD)
- A three-night STAY (Date/location TBD) in JAPAN
- An "Executive Producer" credit in the movie's end credits and on IMDb.
- Plus previous perks.

How Does "WIWAH" Make Money?🎬📊💰

Our Business Model 📈

The Movie's Anticipated Revenue Streams

🍿 **Targeted limited domestic theatrical release & foreign sales**

This strategy not only helps us build up our brand recognition but also cranks up the film's appeal in foreign markets, where we're anticipating some serious cash flow.



🍿 **VOD distributions and pay & free TV platforms across multiple markets.** They should provide steady stream of revenue through licensing deals.



🍿 Other ancillary

- To ensure long-term profitability, we'll also explore other ancillary avenues, such as home entertainment (Blu-ray), merchandise, and international broadcast rights, airlines, cruise ships.

A Case Study

Result: Dog movies = 🎞️

> *"Forget about Avengers, Fate of the Furious, and Wolf Warriors. Forget about Ant-Man or Spider-Man or Thor: Ragnarok. In China, Justice League is now in the dog house." - Rob Cain (Forbes.com)*




A DOG'S PURPOSE
Every dog happens for a reason.
FEBRUARY 2017

A humble little movie with no major talent attached to it and a small prior audience called "A Dog's Purpose" beat out "Justice League" and earned $88 million in China back in 2017, becoming one of China's 25 top-grossing movies that year.

A movie featuring dogs and positive messaging - just like "When I Was a Human" - has incredible potential to attract the same attention.

Successful Dog-centric Movies Box Office Revenue vs. Budget

Active criteria
Production Method: Live Action
Production Country: United States
Keyword: Animal Lead
Min Runtime (min.): 90
Max Runtime (min.): 140

Min Budget (mUSD): 1
Max Budget (mUSD): 50
Min Release Year: 1990
Max Release Year: 2023

Released	Title	Genre	Source	Production Budget	Worldwide Box Office	Budget vs. WWB
2022	Dog	Comedy	Original Screenplay	$15,000,000	$84,677,678	564.52%
2019	A Dog's Journey	Drama	Based on Fiction Book/Short Story	$16,000,000	$78,867,205	492.92%
2019	The Art of Racing in the Rain	Drama	Based on Fiction Book/Short Story	$18,000,000	$33,773,963	187.63%
2018	Dog Days	Romantic Comedy	Original Screenplay	$10,000,000	$8,196,226	81.96%
2017	A Dog's Purpose	Drama	Based on Fiction Book/Short Story	$25,000,000	$203,055,427	812.22%
2015	Max	Adventure	Original Screenplay	$20,000,000	$43,658,157	218.29%
2010	Hachiko: A Dog's Story	Drama	Original Screenplay	$16,000,000	$47,707,417	298.17%
2008	Beverly Hills Chihuahua	Adventure	Original Screenplay	$20,000,000	$154,218,168	771.09%
2005	Because of Winn-Dixie	Comedy	Based on Fiction Book/Short Story	$15,000,000	$33,508,485	223.39%
2001	See Spot Run	Adventure	Original Screenplay	$16,000,000	$43,057,552	269.11%
2000	My Dog Skip	Drama	Original Screenplay	$7,000,000	$35,795,319	511.36%
				Budget vs. Worldwide Box Office Average		402.79%

Successful Movies in Related Genre

Comedy, Fantasy, Whimsical, Fish-out-of-Water, Journey, Self-Discovery, Romance, Friendship, Dog-centric


13 going on 30
Barbie
PLEASANTVILLE
DOG
JOHNNY DEPP
WINONA RYDER
edward scissorhands
WILSON
ANISTON
Marley & Me

Our Team's International Advantage

The data below shows that the success of the movie hinges on the revenue generated from overseas markets.

Film Revenues: 🇺🇸Domestic vs. International 🌏

Box office	Domestic	International	Global
2022	$7.5B	$18.2B	$25.7B
2021	$4.5B	$15.5B	$20B
Increase from 2021	↑66.7%	↑17.4%	↑28.4%

The Hollywood Reporter

Sources: Comscore, Gower Street

Our team has a unique edge - we are globally connected to key regions such as Japan, China, Latin America, UK, and EU territories.

The Cost & Time to Make "When I Was a Human"

Our expert production team delivers top-quality films on a lean budget. With connections to Hollywood heavyweights, we secure stellar talent and resources at unbeatable rates, maximizing your investment and keeping costs low.

Where the money goes💰



*Compliance
8%
Marketing
5%
Legal & Accounting
3%
*Production
42%
*Above the Line
22%
Insurance
1%
*Post Production
9%
Contingency
10%

*Above the Line
e.g., Producers, Writer, IP, Director, Casting Director, Principal Cast

*Production
e.g., Supporting Cast, Crew Wages, Animal, Equipment Rental, Art, Set, Wardrobe, Hair Makeup, Location Expenses, Travel, Food, Fringes, etc.

*Post Production
e.g., Picture, Sound Editing, Sound FX, Mix, Music, etc.

*Compliance
e.g., Wefunder Fees, SEC filing related expenses

Production Timeline
Film Release 2024
Development
Packaging with talent attachments
Fund Raise (4 mos)
• Equity Crowdfunding
• Tax Deductible Donations
• Angel Investors
Pre-Production (2 mos)
• Pre-production commences
• Funding procurement continues
Shoot (20 days)
• Principal photography begins
• Initial marketing effort
• Begin securing domestic and foreign sales
Post Production (3 mos)
• Picture, sound editing, VFX, music
• Secure all the sales
• Film promotion effort
Marketing & Distribution (3 mos)
• Lockdown distributions
• Marketing continues



LET'S REACH FOR THE STARS!

For as little as $100, we offer you a golden ticket to invest in this exhilarating Hollywood experience and be a part of what could be the next movie and streaming sensation WORLDWIDE! You can put off upgrading your iPhone until next year. (We hear the new iPhone 15 isn't that exciting anyway.) This exciting investment could change the path of your future!

📣 NEWS FLASH! 📣

when I was a human
+
LA Animal Services
We've Teamed Up with @LAAnimalServices to Save More Shelter Dogs Like Our Hero Dog, Indy! #ClearTheShelter

WIWAH isn't just a movie – it's a movement. That's what's happening as @LAAnimalServices and WIWAH come together to make a difference.

Our movie begins with Indy, an unwanted dog whose days at the local pound is about to run out before Kimmy saves him.

Indy's experience mirrors the journeys of countless shelter dogs, and our joint campaign with @LAAnimalServices allows us to make the public more aware of the welfare of the dogs at the local shelters.

WIWAH and @LAAnimalServices have united with a common goal – to find loving homes for shelter dogs and save as many furry buddies as possible. Follow us on Instagram and Facebook and share.

Downloads

TRAILER- When I Was a Human short film .mp4


WIWAH-Deck 091823.pdf